Mail Stop 4561

November 5, 2009

Paul J. Travers
President and Chief Executive Officer
Vuzix Corporation
75 Town Centre Drive
Rochester, NY 14623

Re: **Vuzix Corporation**
          Amendment No. 3 to Registration Statement on Form S-1
          Filed October 16, 2009
          File No. 333-160417

Dear Mr. Travers:

        We have reviewed your amended registration statement and have the following comments. References to prior comments refer to the comments in our letter dated October 2, 2009.

<u>General</u>

1.   Your prospectus currently contains a price range for the offering between Cdn$0.15 and Cdn$0.25 per unit. Please tell us when you will set a final offering price and whether you will include that price in a pre-effective amendment to your registration statement.

2.   Your proposed offering price is expressed in Canadian dollars and, from the perspective of an investor in the United States, such an offering price would fluctuate throughout the offering period. Because the offering you propose would not be at a fixed price, it appears it would need to satisfy the requirements of Rule 415(a)(i)(x). Since you are not eligible to use Form S-3 for your offering it does not appear that you are able to conduct an offering with a price that fluctuates. Accordingly, we suggest that you revise your filing so that the shares are offered at a fixed price that is based in United States Dollars for investors in the United States.

3.   We note that you currently express the minimum and maximum gross proceeds from the offering in Canadian dollars. Please also express these amounts in United States dollars using an exchange rate as of the most recent practicable date. Also, since the purchase price for the units being offered may be paid in Canadian or United States dollars, please explain on the cover page of the prospectus how you will determine whether you have raised the minimum gross proceeds.

Cover Page

4.   We note the revisions that you have made to the cover page in response to prior comment
        1. However, we continue to believe that the cover page presents overly detailed
        information that is not appropriate for the cover page. For example, we note the sentence
        indicating that at the closing, certificates representing the shares of common stock and
        the common stock purchase warrants will be delivered to a Canadian agent for deposit
        with CDS Clearing and Depository Services. Please remove this statement or tell us why
        you believe it is key information required by investors. Please review the cover page and
        remove other unnecessary information so that the cover page presents a concise
        description of the key terms of the offering for investors.

Risks Factors

"Purchasers of our units may not be able to exercise their warrants…", page 20

5.   We note your statement in this risk factor that the warrants included in the units may be
        exercised if an exemption from registration under the federal securities laws is available.
        In your response letter, please tell us an exemption which you believe might ultimately
        be available. Alternatively, omit the reference to an exemption from the risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 48

6.   We note your response to prior comment 5. Please clarify your disclosures on page 49
        that indicate on one defense production program, early payment discounts reduced your
        working capital investment in accounts receivable by an average of $800,000. Tell us
        how the early payment discount for this particular defense program reconciles with the
        amounts provided in your response.

7.   We note your response to prior comment 6. Please revise your disclosures to provide
        similar information as outlined in your response with respect to the uncertainty in your
        going concern assumptions as of December 31, 2009 and June 30, 2009.

Related Party Transactions

Related Party Loan, page 80

8.   We note your response to prior comment 10. Please disclose the basis upon which you concluded that Ms. Burdick is a related party. See Item 404(a)(1) of Regulation S-K and the Instruction to Item 404(a).

Exhibit 10.21

9.   Please file the escrow agreement with your next amendment or as soon as possible as we will need adequate time to review the agreement before the desired effective date.

        As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact at Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you thereafter require further assistance, please contact the undersigned at (202) 551-3462.

                                                        Sincerely,

                                                        Mark P. Shuman
                                                        Branch Chief – Legal

cc: Via Facsimile (585) 238-9022
        Robert F. Mechur, Esq.
        Boylan, Brown, Code, Vigdor & Wilson, LLP